UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________________________________________________
FORM 6-K
___________________________________________________________________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of July, 2020
Commission File Number 1-10928
___________________________________________________________________________________
INTERTAPE POLYMER GROUP INC.
___________________________________________________________________________________
9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5
___________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: July 21, 2020	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

NEWS RELEASE
FOR IMMEDIATE DISTRIBUTION

Intertape Polymer Group Announces Renewal of Normal Course Issuer Bid
MONTREAL, QUEBEC and SARASOTA, FLORIDA - July 21, 2020 - Intertape Polymer Group Inc. (TSX:ITP) (the "Company") is pleased to announce that the Toronto Stock Exchange ("TSX") has approved the renewal of the Company's normal course issuer bid ("NCIB"). Under the renewed NCIB, the Company will be entitled to repurchase for cancellation up to 4,000,000 common shares, representing 7.13% of the Company's "public float" as of July 10, 2020, over a twelve-month period starting on July 23, 2020 and ending on July 22, 2021. The purchases by the Company will be effected through the facilities of the TSX and on other alternative trading systems in Canada, and will be made at the market price of the shares at the time of the purchase. There were 59,009,685 common shares of the Company issued and outstanding as of July 10, 2020, of which 56,122,079 shares constituted the "public float".
During the most recently completed six months, the average daily trading volume for the common shares of the Company on the TSX was 256,450 shares. Consequently, under the policies of the TSX, the Company will have the right to repurchase during any one trading day a maximum of 64,112 common shares, representing 25% of the average daily trading volume. In addition, the Company may make, once per calendar week, a block purchase (as such term is defined in the TSX Company Manual) of common shares not directly or indirectly owned by insiders of the Company, in accordance with the policies of the TSX.
The Company is renewing its NCIB because it believes that the repurchase of common shares at certain market prices is beneficial to the Company and its shareholders. The Company intends to make any purchases on an opportunistic basis, taking share price and other considerations into account.
Any purchases made pursuant to the NCIB will be made in accordance with the requirements of the TSX. Except for exempt offers, the Company will make no purchases of common shares other than open market purchases during the period of the NCIB.
Under the Company's current NCIB, which expires on July 22, 2020, the Company is authorized to purchase up to 4,000,000 shares. The Company did not repurchase any common shares under its current NCIB during the last twelve months.
About Intertape Polymer Group Inc.
Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure-sensitive and water-activated tapes, polyethylene and specialized polyolefin films, protective packaging, engineered coated products and packaging machinery for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 3,700 employees with operations in 31 locations, including 22 manufacturing facilities in North America, four in Asia and one in Europe.

Forward-Looking Statements
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, "forward-looking statements"), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding the Company's intention to make a normal course issuer bid (including the details regarding such bid), may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company's management. Words such as "may," "will," "should," "expect," "continue," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "seek" or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read "Item 3 Key Information - Risk Factors", "Item 5 Operating and Financial Review and Prospects (Management's Discussion & Analysis)" and statements located elsewhere in the Company's annual report on Form 20-F for the year ended December 31, 2019 and the other statements and factors contained in the Company's filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.
FOR FURTHER INFORMATION CONTACT:

Ross Marshall
Investor Relations
(t): (416) 526-1563
ross.marshall@loderockadvisors.com